Filed by Independent Bank Corporation
Commission File Number 0-7818
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TCSB Bancorp, Inc.

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IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

EVENT DATE/TIME: DECEMBER 05, 2017 / 4:00PM GMT

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Client Id: 80

DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

CORPORATE PARTICIPANTS

Ann M. Bollinger TCSB Bancorp, Inc. - EVP, CFO, and Director

Constance A. Deneweth TCSB Bancorp, Inc. - President, CEO, and Director

Robert N. Shuster Independent Bank Corporation - CFO, EVP & Secretary

William Bradford Kessel Independent Bank Corporation - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

John Lawrence Rodis FIG Partners, LLC, Research Division - Senior VP & Research Analyst

Kevin Kennedy Reevey D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

Louis J. Feldman Wells Capital Management Incorporated - Senior Portfolio Analyst

Matthew Reader Forgotson Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

PRESENTATION

Operator

Good morning, and welcome to the Independent Bank Corporation Investor Presentation Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Brad Kessel, President and Chief Executive Officer. Please go ahead.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Good morning. Thank you for joining Independent Bank Corporation's conference call and webcast to discuss the company's announced agreement to acquire Traverse City State Bank. I am Brad Kessel, President and Chief Executive Officer, and joining me this morning is Rob Shuster, Executive Vice President and Chief Financial Officer of IBCP; as well as Connie Deneweth, CEO; and Ann Bollinger, President and CFO of Traverse City State Bank.

Before we begin today's call, it is my responsibility to direct you to Slide 2, Additional Information about the Transaction; and Slide 3, Cautionary Note Regarding Forward-Looking Statements.

If anyone does not already have a copy of the press release issued by Independent and Traverse City State Bank yesterday evening, you can access it at each company's website, independentbank.com and TCSB.com. In addition, the agreement and plan of merger is available on our website by reference to the Form 8-K that we filed yesterday with the SEC.

The agenda for today's call will include prepared remarks followed by a question-and-answer session and then closing remarks.

We are very pleased that Traverse City State Bank, which commands the largest market share of all community banks operating in the Traverse City market, has decided to partner with Independent Bank.

This transaction will strengthen our current franchise and support our growth in the attractive Northwestern Michigan market with full service banking in 5 locations. We are excited to welcome the TCSB team and together create an even stronger back for the communities that we serve.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Subject to the terms of the merger agreement, which has been unanimously approved by the Board of Directors of each company, TCSB shareholders will receive 1.1166 shares of IBCP common stock for each outstanding share of TCSB common stock or 2.71 million shares of IBCP common stock in the aggregate.

The 169,800 outstanding options to acquire TCSB common stock will be converted into IBCP options at the completion of the merger. The transaction is valued at a little over $63 million based on IBCP's 15-day volume weighted average price of $22.44 as of December 1, 2017.

Subject to the approval of the TCSB shareholders and the receipt of regulatory approvals and satisfaction of other customary closing conditions, we anticipate the transaction will close in the first half of 2018. Very important to the successful transition and integration of this transaction is the fact that Connie Deneweth will continue to lead the Northern Michigan market. She is a respected business leader in the Traverse City area who will make a positive contribution to our organization. In addition, Ann Bollinger will lead the development of our wealth management services in Northern Michigan. Connie and Ann have built an exceptional bank with a strong foundation.

At this time, I would like to turn the presentation over to Connie and Ann to share a few remarks on the profile of Traverse City State Bank and the Traverse City market.

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

Thank you for introducing us, and welcoming us, Brad, to your team. We are really looking forward to working together. We would like to discuss some key profile points of Traverse City State Bank. Ann Bollinger will discuss some financial strength topics, and I will review our strategic positioning. Ann?

Ann M. Bollinger - TCSB Bancorp, Inc. - EVP, CFO, and Director

Good morning. This is Ann Bollinger. I would like to review some of our financial highlights with you. Traverse City State Bank has had consistently strong earnings for over 5 years, resulting in pretax [pre-provision] levels of approximately 1.5% to 1.6% each year. We have enjoyed return on average equity numbers in the 8% to 10% range for the last 5-plus years, which is ahead of our peers.

We attribute these strong earnings to maintaining appropriate capital levels and strong credit quality level, while continuing to grow our balance sheet. We have maintained a well-capitalized status with both bank and Tier 1 capital levels above 9%.

We focus on credit quality, as evidenced by our low nonperforming assets to total assets ratio at 50 basis points as at September 30, and our net charge-offs at 30 basis points annually since 2013.

In September, we cleaned house, and we charged off 3 loans for a total of $1 million. These charge-offs were from longer-term relationships that were originated by prior management in different economic cycles and they have been classified as impaired loans for several years. Our loan portfolio is strong, with 97% of our commercial loans at least pass rated and the vast majority of the remaining 3% on our watchlist are performing.

At September 30, the nonperforming asset number included almost $1 million in other real estate that was sold in October for a net gain on sale, leaving only 1 residential house versus $57,000 on our books in October.

Our bank has a commercial loan focus with 51% C&I and owner-occupied commercial real estate loans at quarter end. A significant percentage of our loans were originated in the Grand Traverse region.

Our loan-to-deposit ratio at 96% represents our continued profitable growth of both sides of our balance sheet. We have an experienced lending staff averaging 20 years of individual experience in the business and we have obtained market leader status in SBA guaranteed and 504 lending.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

One of our loan officers will be 1 of only 4 in the country to receive a national award from Coleman Services for SBA 504 loan production. The SBA 504 loan product has complemented our loan portfolio by enabling us to put strong commercial loans with the 50% loan to value on our books. A majority of our core deposits are tied to business loans as well as from personal relationships.

We generally capture the primary checking account from our business customers as reflected in our 33% demand deposit account percentages. We promote relationship banking, which is ingrained in our front line staff, and it shows in our results.

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

Thank you, Ann. This is Connie Deneweth. I would like to emphasize our growth performance and strategic positioning. Our compound annual growth rate of 16% since 2012 or an average of $28 million per year, exceeds the average growth compared to our peers.

The average Michigan community bank between $250 million and $500 million shows 10.5% growth versus Traverse City State Bank's growth at 15% for the third quarter of this year.

Growth rates for smaller banks are even lower, ranging from 2% to 9% in the same time frame. 85% of our growth has been centered in commercial loans over the last few -- several years.

We have achieved $90 million in new loan activity year-to-date 2017, with a net growth of $29 million. Our compound annual deposit growth rate is 13% since 2012 or an average of $26 million per year.

We have achieved $29 million in deposit growth year-to-date. We attribute this growth to the success of capturing the full relationship with our business and personal customers. We are active in providing cash management solutions to our customers and we are looking forward to increasing our offerings through this merger.

One of our competitive advantages is that we are the largest community bank in the Traverse City market and the only bank headquartered in Traverse City. We are an employer of choice in Traverse City. People want to work here.

In turn, we recognize that we are bringing value to our clients. We take pride in it and we get paid for bringing the value. We believe we are strategically well positioned to align with Independent Bank because of our similar cultures and community bank models.

We are active in the secondary market residential mortgage origination business, servicing $320 million in Fannie Mae mortgages and other investor mortgages. Our mortgage operations generate $2.4 million to $3.7 million in fee income per year over the last 5 years. We sell about 90% of our originations to the secondary market.

Noninterest expense is about 3.2% and provides for cost-saving opportunities in this transaction. With $4 billion in market deposits in our region, Traverse City State Bank has captured a large share of this volume. We rank fifth in Traverse City; third in Suttons Bay, which is in Leelanau County; and fourth forth in Williamsburg, all behind national or regional banks.

Traverse City has a high concentration of wealth and our population continues to grow. Our customers often ask us for financial advice and for opportunities to invest, which we have not historically been able to provide. Wealth management is an area where we see significant future opportunities with our alignment with Independent Bank.

Traverse City continues to receive the Small Town in America accolade, as shown in the following examples. We have been #1 Greatest Midwest town from Midwest Living Magazine. We have been the #1 financially strong and resilient town. We have been the #2 best places to start a business in Michigan, by Nerdwallet, 2015. We've been the second wealthiest community based on median household income according to Mlive in 2016. The 12th America's favorite town according to Leisure and Travel (sic) [Travel and Leisure], 2013. Top 10 U.S. cities for summer hotels according to Successful Meetings. Top 10 must-see American cities according to Horizon Travel Magazine. And the top 25 best places to retire according to Forbes.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Very good. Thanks, Connie. Thanks, Ann. Independent has a true community banking model that is focused on customers, community and employees, just like Traverse City State Bank. Today, Independent has approximately 900 employees in 75 locations in Michigan and 2 locations in Ohio, but only a small mortgage loan production office in Northern Michigan, which opened earlier this year.

Our intent is to relocate our current staff into the Traverse City State Bank facilities before the end of 2018. The TCSB branch footprint provides an attractive financial services delivery platform in Northwest Michigan.

Independent Bank through the third quarter of 2017 reported $2 billion in loans and 14 consecutive quarters of net loan growth. Traverse City State Bank, as of September 30, 2017, reported $280 million in total loans, with nearly 80% in the commercial category.

We believe the 2 bank portfolios complement each other very well as we continue to target a diversified mix of loans with the largest category being commercial. Additional lending opportunities include greater loan sizes for the Traverse City market as a result of the larger balance sheet, the return of current participation [sold loan] balances as well as increased mortgage and consumer market penetration with IB's strategic emphasis on mortgage and retail lending.

In addition to very positive organic loan growth trends, both institutions have very stable, low-cost core deposit funding with minimal use of brokered CDs. Page 10 reflects, on a combined basis, that our organization will have $2.7 billion in deposits with a combined total cost of deposits of 33 basis points. Additional deposit-gathering opportunities exist by offering an expanded product lineup and Independent Bank's strategic emphasis on retail and treasury management services.

Following our company's recapitalization in 2013, we have regularly communicated our operating plan of accelerating revenue growth, controlling expenses, always seeking to grow our core deposit base, invest in our people while managing risk and being good stewards of our capital. We believe the transaction with Traverse City State Bank fits with this operating plan very well.

First, TCSB is an excellent strategic fit. It is a natural geographic extension of our existing community bank footprint. The bank is a complementary fit with Independent Bank's Traverse City mortgage loan production office, and we will be able to gain operating efficiency by returning $332 million in investor mortgage loan servicing to our existing $2.4 billion in-house servicing operation.

Second, our rationale for the transaction included our belief that the 2 institutions are like-minded community banks, with an emphasis on exceptional personal customer service and being involved in and investing in our communities. In addition, IB's Wealth Management, Insurance and Title company service lines offer additional revenue potential. A third element of our desire to pursue this merger was the opportunity to retain key market leadership roles for Connie and Ann and build on a solid bank in a strong market with a talented and experienced team.

Finally, we believe there to be low execution risk. While Independent has not done a whole bank acquisition in several years, many members of our team have been involved in numerous buy-side and several sell-side transactions over the years. Our team is very familiar with the important initiatives to complete the conversion and to ensure a smooth transition for the customer base and retention of the employee base. Additionally, the fact that Connie and Ann are both joining in our company in leadership roles will significantly assist in this effort.

This time, I would like to have Rob Shuster discuss the key assumptions for the investment and the pro forma impact of combining the 2 banks.

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Thanks, Brad, and good morning. I'm starting on Slide 12. Brad provided an overview of the transaction and consideration mix, so I will focus on some of the other transaction features, modeling assumptions and other financial considerations. The transaction has no collars, and a dual-trigger termination right for TCSB if the IBCP stock price declines both 15% nominally, that computes to $19.07 per share under the agreement and plan of merger and underperforms the KBW Regional Banking Index by more than 15%.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Moving on to modeling assumptions. I would summarize these as follows. We assumed annual net loan growth of $35 million per year. For the first 9 months of 2017, TCSB has achieved actual net loan growth of approximately $29 million or $38 million annualized. This has been achieved with a much lower legal lending limit of just under $7 million and an in-house limit of about $5 million compared to IBCP with an in-house limit of $15 million plus.

We assume the loan fair value credit mark of 1.5%. We believe this is reasonable in light of the TCSB loan portfolio yield of over 4.9% and their asset quality metrics.

From a due diligence standpoint, we reviewed 41% and 65% of the TCSB commercial loan portfolio by number and by balance, respectively. We also reviewed a sample of their mortgage and consumer loan portfolios, comprising 5% by number of loans and 17% by balance.

With respect to credit costs going forward, we assumed no return of any portion of the fair value credit mark in future years. We assume net charge-offs to average new loans -- new loan balances initially 5 basis points and growing to 20 basis points and provision levels to provide an allowance for loan losses of approximately 1.1% on new loan balances.

We assumed deposit growth of $25 million per year. For the first 9 months of 2017, TCSB has achieved actual net deposit growth of approximately $26 million. TCSB has several loan participations where they are the lead lender and have the right to buy back the participants' interest. We assume the buyback of approximately $15 million of loan participations at an average rate spread of 3.5%. This adds after-tax net earnings of approximately $324,000 in year 1, and we taper this down in subsequent years for amortization and payoffs.

TCSB has $5 million in below-market trust-preferred securities at an interest rate of 3 month LIBOR plus 2.2%. We estimate a fair value mark discount of approximately $1.2 million that will be accreted or added to interest expense over the remaining maturity of the trucks of about 18 years. We estimate a core deposit intangible of 1.5% of deposits, excluding CDs to be amortized over 10 years using the sum of the year's digits method.

We do not anticipate any other substantive fair value adjustments. TCSB has just $1.7 million in premises and equipment, comprised of 1 owned bank branch with a net book value of about $740,000, leasehold improvements with a net book value of about $440,000 and with furniture and equipment comprising the balance.

We assumed noninterest income to be essentially flat in year 1 and then just increase by about 1.8% annually thereafter. We assumed stand-alone noninterest expenses to increase by 3.5% annually. We assumed 31% in estimated cost saves based on a line item detailed analysis of TCSB noninterest expenses. We expect to achieve 75% of the estimated cost saves in year 1 and 100% thereafter. We assumed transaction costs of $3.4 million pretax and $2.5 million after tax. Finally, we assumed an effective income tax rate for TCSB of 34.5%. Obviously, a reduction in the corporate income tax statutory rate of 35% would be beneficial.

One last comment before moving off of Slide 12. The merger agreement provides for a walk-away right by IBCP if minimum TCSB shareholders' equity as defined in the merger agreement is below $33 million as of the month end prior to closing. In addition, if TCSB shareholders' equity, again as defined in the merger agreement, is below $34.5 million, the exchange ratio is reduced accordingly. This feature effectively reduces the price tangible book multiple to just under 2x. Actual TCSB shareholders' equity at September 30 of '17 was $33.4 million.

Moving on to Slide 13. Taking into account all of the aforementioned transaction metrics and modeling assumptions produces the transaction multiples and pro forma impacts as outlined here. In particular, the expected year 1 EPS accretion is estimated to be 3.8% or $0.05 per share, year 2 EPS accretion is estimated to be 6.7% or $0.09 per share.

The initial tangible book value dilution is estimated to be 2.8% or about $0.36 per share. We estimate a 3.3-year period to recover the tangible book value dilution using the crossover method.

Core deposit intangible amortization is estimated at $439,000 in year 1 and $395,000 in year 2. This impacts earnings, but assists in the tangible book value earn-back because we are reducing an intangible asset.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Finally, we are computing an internal rate of return of 21% based on a 5-year hold period, a 12x terminal P/E multiple and an investment in the transaction equal to the premium paid, including transaction costs and fair value adjustments plus 8% in capital for the increase in assets.

So in summary, we believe our modeling assumptions to be reasonable with conservative cost savings, no revenue enhancements beyond the loan participation repurchases and relatively low transaction costs.

I would now like to turn the presentation back over to Brad.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Thanks, Rob. In summary, we believe Traverse City State Bank to be a solid bank in a strong market with excellent people. TCSB has an attractive balance sheet, including low-cost core deposit funding, higher mix of commercial C&I and CRE earning assets, an asset-sensitive profile and good growth trends. The pricing at 206% of tangible book and 25x trailing 12 months earnings is fully priced, yet we believe reasonable considering the EPS accretion and 3.3-year tangible book earn-back period and low execution risk.

With that, we would like to open up the call for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question comes from Matthew Forgotson of Sandler O'Neill.

Matthew Reader Forgotson - Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

I'm wondering if you could just give us a feel for how the deal came together. Was this a negotiated transaction or a competitive situation?

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

It was a competitive situation and, quite frankly, Rob has a long-standing professional relationship with Connie going back to their public accounting days and they've kept in touch over the years. And this past year, Traverse City had made a decision by their board to seek a partner. And in that process, Rob and I had conversations and began discussions. But probably best to answer that, I'd like to maybe let Connie or Ann comment on their end.

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

Thank you, Brad. Our board became increasingly concerned about the cost of compliance, cybersecurity protection, additional overhead costs, and we felt like a strong community-minded partner was in the best interest of our shareholders as well as our employees and our customers.

Matthew Reader Forgotson - Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

That's great. Thank you for the color. I guess just shifting over to the cost savings. I know you're guiding 31% on a fully phased-in basis. Doesn't look like you're closing any branches. So are all of the reductions coming from the back of the house? Just walk us through the granularity of the cost saves assumption would be very helpful.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Well, it's a combination. So personnel costs, which are out of sort of annualized run rate of expenses, probably represents between 50% and 60%, like many banks of all cost. So the 31% is very consistent in what we're anticipating on the personnel side. And then as you run through the other areas, data-processing expense is an area where we expect higher cost saves. We actually were able to overlay -- Traverse City State Bank uses Fiserv as their outsourced processor. We use FIS. We were actually able to overlay their billing into our metrics. And so we feel very confident and comfortable with what we've identified for cost saves on the data-processing side. And then the rest of the areas range from 0 in some areas up to 70% to 75% in other areas. The areas that have the higher cost saves would be things like examination and audit-related costs, where we will not -- we will have little or no change in our cost. We will be able to largely eliminate their costs in those areas. So that gives you some flavor, but I don't know if there's anything else you wanted to know specifically.

Matthew Reader Forgotson - Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

No, that is good color. I guess just -- I know it's challenging to pin down, but do you think you can get this done in the first quarter of the year? Or is this more likely a second quarter close? Just trying to get a feel for the timing.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Well, we're targeting a close by the end of the first quarter, with the conversion sometime in the second quarter. And ideally, we'd like to narrow the time frame from close to conversion, of course.

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

And Matt, just one clarification, if we do hit -- we certainly are looking for shareholder and regulatory approval in the first quarter. The one thing we may do is actually make the merger effective at 12:01 AM on April 1. The theory behind that is if we're that close to quarter end, then we're not having to incorporate the numbers into our first quarter 10-Q filing. So we may approach it that way.

Matthew Reader Forgotson - Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

Got it. Okay. So modeling -- for modeling purposes, assume an April 1 close?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Yes. I think if you're doing your modeling, that -- if we're that close to quarter end, it would be our preference to make it effective on 12:01 AM on April 1, so that the actual merger occurs at that point and that's when their numbers and our numbers would be joining together. So you would see us reporting stand-alone numbers at the end of the first quarter. And then our goal would be to try to get the data processing conversion done in May or early June because that data processing conversion is what really triggers the ability to generate the lion's share of the cost savings.

Matthew Reader Forgotson - Sandler O'Neill + Partners, L.P., Research Division - Director of Equity Research

Great. Okay. Last one from me and then I'll hop out. As you mentioned, your first deal since 2004, and it's a pretty digestible one at that. I'm trying to get a sense of whether you're dipping your toes back into the market or if this is more of a one-off opportunistic transaction. In other words, how should we be thinking about acquisitions for Independent going forward?

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Well, Matthew, that's a great question. And quarter-after-quarter, we've outlined sort of our priorities and we continue to look at organic growth as being the primary strategy by which we're going to grow our company. And so that will continue to be the case. Now if there are other opportunities and where it all makes sense, we will look at those opportunities. But at this point, we are really focused on a smooth integration with Traverse City State Bank and taking care of all these customers and bringing the employee base across.

Operator

The next question comes from Kevin Reevey of D.A. Davidson.

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

Congratulations on your deal. So my first question is -- and I know TCSB is a little over 10% of your asset base -- how, if at all, does that change the asset sensitivity of IBCP on a pro forma basis?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Well, on a pro forma, it's not a huge change just because of the relative size. So appreciate that. But having said that, we are extremely excited about the prospect of the balance sheets coming together for a number of different reasons. One is their loan mix profile with the higher concentration of commercial loans, we think that helps with our runway for growth as we move forward. Secondly, they have an asset-sensitive balance sheet. Just to give you 1 metric, only 11% of their assets are what we categorize as long-term assets. And by long-term assets, I mean assets that have a maturity or repricing date over 5 years. 11% of their earning assets. So again, asset-sensitive balance sheet. And then when we look at their change in net interest income in market value of portfolio equity, they're -- although we're slightly asset sensitive, they are more asset sensitive than we are. So we think, across the board, it improves our position. In addition, their net interest margin is also higher than ours. So we're very happy with the mix on the asset side as well as the complementary nature of our deposit bases, both companies having 33% of their deposits in non interest-bearing deposits.

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

And then you mentioned your transaction cost of roughly about $3.4 million pretax and about $2.5 million on an after-tax basis. Would you take that all at once? And if so, when are you looking to spread it out? And could we get some guidance as to how you would spread it out?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

I think the preference would be to incur as much of it as possible prior to closing and less of it after closing. And just to give you some breakdown of the costs, about $900,000 pretax is buyer-estimated costs and those will be largely expensed as incurred; and it's a mix of predominantly professional fees, financial, legal and accounting. So that gives you some rundown. And again, those will be expensed as incurred. We have seller-estimated preclosing costs of about $1.6 million. That includes data processing, termination fees of about $0.5 million. And then the balance of it is largely professional fees. There are some other conversion, estimated conversion costs and other. So about $1.6 million there, which we would estimate predominantly before closing. And then, the balance is about $900,000 and those are things, such as change in control payments and severance. And at least a good chunk of those, we would anticipate. And if you look at the merger agreement, it actually provides for this, for Traverse City to pay those just prior to closing. And those don't get counted against their shareholders' equity. But the reason for doing that, and I know this may not seem like a huge deal, but it saves you a little bit in payroll taxes if it comes through under their payroll tax umbrella. There will be certain things, like FICA taxes and unemployment taxes, that are reduced a little bit. Again, not huge dollars, but worth the timing. So if all of that unfolds as I've outlined, Kevin, we would anticipate really not that much in transaction costs after the closing, which I think helps to kind of keep your combined numbers a little bit cleaner.

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DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

We like that. And then my last question is, and maybe this is more for Ann and Connie, can you talk a little bit about what's driving the wealth in Traverse City?

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

The beautiful geographies help first, the fabulous accumulation of lakes and beach frontage. The agriculture is strong. We have a very strong winery, beer making, half of industry in addition to traditional farming. A portable society; people are moving to Traverse City and keeping their jobs in Chicago and other larger cities. And we're very close to the airport, but they can do their jobs virtually. And the tourists that come here for a vacation, they want to come here to retire.

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Kevin, I was going to add. If you've ever been there, you would appreciate what Connie said. It is just an absolutely stunning area.

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

Sounds like I should come out and visit.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Absolutely.

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

Yes.

Operator

The next question comes from John Rodis of FIG Partners.

John Lawrence Rodis - FIG Partners, LLC, Research Division - Senior VP & Research Analyst

Rob, just a follow-up on -- or I think you said the tax rate for TCSB around 34%. Is that right?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Yes.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

That's what we have in the model.

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Client Id: 80

DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

They're actually a little bit below that. I think they're around 32%, but we had 34% in the model.

John Lawrence Rodis - FIG Partners, LLC, Research Division - Senior VP & Research Analyst

So on a combined basis, does that put the company sort of around that 31.5% to 32% basis?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

Yes. Because of the relative size, it's not going to shift our effective tax rate that dramatically. They have a few -- their major permanent differences would be some municipal -- tax-exempt municipal loan or bond type of earnings, that would be the main one.

John Lawrence Rodis - FIG Partners, LLC, Research Division - Senior VP & Research Analyst

Okay, so 31.5% to 32% is a good number?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

I think on a combined basis, yes, it'll be around there. Yes.

John Lawrence Rodis - FIG Partners, LLC, Research Division - Senior VP & Research Analyst

Okay. And just to clarify, your EPS accretion, when you say year 1, is that for 2018, I'm assuming?

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

No. Because we don't know exactly when things are going to close. So if we, for example, close -- it's for the first full year of combined operations. So if we close on April 1 for -- effective April 1, you would have a little bit of a delay before we get the full kind of cost saves through and then you'd get about 3 quarters of it. So if you take into account the fact that you got 3 quarters of the year in that, there might be a bit of a period where we aren't able to fully implement all the cost saves, and that's why we say 75%. But that's over the course of the year. That first 30 to 45 days will be smaller. So you taper it down a little bit for the 2018 impact.

Operator

Your next question comes from Louis Feldman of Wells Capital Management.

Louis J. Feldman - Wells Capital Management Incorporated - Senior Portfolio Analyst

Brad, could you differentiate a little bit your thesis on Traverse -- I mean, obviously the economics of the city are a little bit different, but Western Washington -- Western Washington? Western Michigan versus Eastern Michigan and the branches that you divested yourself off several years ago.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Sure, Louis, that's a great question. So -- and then for the audience, in 2012, Independent sold 21 branches, 15 of which were located in the northeast section of Northern Michigan. At that time, it was a different economic environment for all of us and also specifically for Independent Bank. And

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Client Id: 80

DECEMBER 05, 2017 / 4:00PM, IBCP - Independent Bank Corp to Acquire TCSB Bancorp Inc - M&A Call

in fact, we decided to sell those branches even though we had higher premiums offered on other sections or other markets that the company operated in. And one of the drivers for us to exit that outside of meeting our required capital ratios was the fact that Northwest -- or Northeast Michigan, irregardless of the economic cycle, generally has higher or some of the highest unemployment rates in the state of Michigan. It's a terrific market for retirees. It's beautiful at both winter and summer. And it's a strong deposit-gathering base, and again I'm talking about Northeast Michigan. But there's -- we were challenged in terms of just loan growth. Now if I transition over to Northwest Michigan, and specifically Traverse City, first of all, it's a new day. It's 5 years later, and the Michigan economic environment is substantially improved. We have net job growth in the state of Michigan. We have an unemployment rate that is below the national rate. And in fact, if you go within Traverse City, the unemployment rate is about 3.6%, 3.7%. So it's lower than the overall Michigan rate. This market is populated by higher net worth people. It's -- I think Connie did an excellent job to sort of giving you some color on the market. Very high in tourism and agriculture. And while in a -- as the economy goes up and down, I'm sure it can go down, too, but I think we view that the growth prospects from this part of Northern Michigan to be substantially greater than what growth prospects we historically saw on the Northeast side. I hope that helps a little bit, Louis, on the explanation.

Constance A. Deneweth - TCSB Bancorp, Inc. - President, CEO, and Director

The beaches are nicer on the west side than the east.

Robert N. Shuster - Independent Bank Corporation - CFO, EVP & Secretary

The population density in Traverse City is much greater than what you have on the northeast side of the state. It's just a significantly larger market in terms of people, in terms of lending and in terms of deposits. It's just significantly larger.

Louis J. Feldman - Wells Capital Management Incorporated - Senior Portfolio Analyst

Yes, I mean for this guy who's never been really north of Holland and Saugatuck or East Lansing, as the case may be, it's not an area that I know very well.

Operator

There are no other questions at this time. This concludes our question-and-answer session. I would like to turn the conference back over to Brad Kessel for closing remarks.

William Bradford Kessel - Independent Bank Corporation - CEO, President & Director

Very good. We'd like to thank each of you for your interest in Independent Bank Corporation and Traverse City State Bank, and thank you for joining us on today's call. We wish everybody a great day.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

12

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